UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-7757

Verizon Delaware Inc.

(Exact name of registrant as specified in its charter)

901 Tatnall Street, Wilmington, Delaware 19801

Telephone: (302) 576-5416

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.    Ten Year 6 1/8% Debentures due December 1, 2003

2.    Forty Year 4 5/8% Debentures, due September 1, 2005

3.    Thirty Year 8 3/8% Debentures, due September 15, 2019

4.    Thirty Year 7% Debentures due December 1, 2023

5.    Forty Year 8 5/8% Debentures, due October 15, 2031

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1)(i) ☐	Rule 12h-3 (b) (1) (i) ☒
Rule 12g-4 (a) (1) (ii) ☐	Rule 12h-3 (b) (1) (ii) ☐
Rule 12g-4 (a) (2) (i) ☐	Rule 12h-3 (b) (2) (i) ☐
Rule 12g-4 (a) (2) (ii) ☐	Rule 12h-3 (b) (2) (ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:

1.    Ten Year 6 1/8% Debentures due December 1, 2003                         24

2.    Forty Year 4 5/8% Debentures, due September 1, 2005                     59

3.    Thirty Year 8 3/8% Debentures, due September 15, 2019                    2

4.    Thirty Year 7% Debentures due December 1, 2023                          17

5.    Forty Year 8 5/8% Debentures, due October 15, 2031                         7

Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon Delaware Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 19, 2003	VERIZON DELAWARE INC.

By:	/s/ Edwin F. Hall
Edwin F. Hall Controller